NO ACT
PE 6-12-07

[redacted]

07069017

RECD S.E.C.
JUN 2 0 2007
1086

Act: 1934
Section:
Rule: 12H-3
Public Availability: 6/20/2007

June 20, 2007

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

RE: Telemar Participações S.A.
Incoming letter dated June 12, 2007

Based on the facts presented, it is the Division's view that the effectiveness of Telemar Participações S.A. registration statement on Form F-4 during the fiscal year ending December 31, 2006 would not preclude Telemar from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement on Form F-4 and Telemar has withdrawn the registration statement pursuant to Rule 477 under the Securities Act of 1933. We assume that, consistent with the representations made in your letter, Telemar will file certifications on Form 15 making appropriate claims under Exchange Act Rule 12h-3 no later than the filing deadline for its annual report on Form 20-F for the fiscal year ended December 31, 2006.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michael Coco
Special Counsel

PROCESSED
JUN 28 2007
THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2007

Mr. Jeffrey L. Kochian
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193

Re: Telemar Participacoes S.A.

Dear Mr. Kochian:

In regard to your letter of June 12, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue New York, New York 10166-0193
(212) 351-4000
www.gibsondunn.com
JKochian@gibsondunn.com

RECEIVED
2007 JUN 18 PM 2:57
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 12, 2007

Securities Exchange Act of 1934, Sections 12(h) and 15(d)
Securities Exchange Act of 1934, Rule 12h-3

Direct Dial
(212) 351-3953

Fax No.
(212) 351-5256

Client No.
C 92712-00007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Telemar Participações S.A.—No-Action Request (Commission File No. 333-133992)*

Ladies and Gentlemen:

On behalf of our client, Telemar Participações S.A., a *sociedade anônima* organized under the laws of the Federative Republic of Brazil (the "*Company*"), we seek the concurrence of the staff of the Division of Corporation Finance (the "*Staff*") that it will not recommend enforcement action to the Securities and Exchange Commission (the "*Commission*") if the Company takes the view that the effectiveness of the Company's registration statement on Form F-4 during the fiscal year ending December 31, 2006 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to suspend the Company's duty to file with the Commission periodic reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Company's registration statement on Form F-4 became effective (i.e., the fiscal year ended December 31, 2006). Alternatively, we request an exemption for the Company from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

Background

On May 11, 2006, the Company filed a registration statement on Form F-4 (File No. 333-133992), as most recently amended on September 28, 2006 (the "*F-4 Registration Statement*"), pursuant to which the Company registered 6,466,338,038 shares of common stock (the "*Common Stock*") for "sale" under the Securities Act of 1933, as amended (the "*Securities Act*"). The

Common Stock was to be exchanged for preferred stock of a subsidiary of the Company, Tele Norte Leste Participações S.A., a *sociedade anônima* organized under laws of the Federative Republic of Brazil (the "*TNL*"), pursuant to an *incorporação de ações* (the "*Stock Swap*") to be implemented under Brazilian corporate law. TNL is a reporting company in the United States (File No. 001-14487). The F-4 Registration Statement was declared effective by the Commission on September 29, 2006.

The Company also filed a registration statement on Form F-6 under the Securities Act on October 3, 2006 (File No. 333-137760) (the "*F-6 Registration Statement*"), registering 100,000,000 American depositary shares (representing Common Stock) represented by American depositary receipts (the "*ADSs*") which the Company planned to list on the New York Stock Exchange (the "*NYSE*"). The F-6 Registration Statement has not been declared effective. On May 15, 2007, the Company filed with the Commission a letter requesting the withdrawal of the F-6 Registration Statement, including all amendments and exhibits thereto, pursuant to Rule 477 under the Securities Act. The withdrawal of the F-6 Registration Statement was effective as of May 15, 2007.

In addition, the Company had planned to conduct an offering of securities concurrently with the completion of the Stock Swap. As such, the Company filed a registration statement on Form F-1 (File No. 333-133994) on May 11, 2006, as amended July 27, 2006 (the "*F-1 Registration Statement*"). However, due to unfavorable market conditions, the Company elected not to proceed with the offering. On September 26, 2006, the Company filed with the Commission a letter requesting the withdrawal of the F-1 Registration Statement, including all amendments and exhibits thereto, pursuant to Rule 477 under the Securities Act. The withdrawal of the F-1 Registration Statement was effective as of September 26, 2006. There was no circulation of preliminary prospectuses in connection with the proposed offering, the F-1 Registration Statement was not declared effective by the Commission and none of the Company's securities were sold pursuant to the F-1 Registration Statement.

Because, the Stock Swap was not approved by a sufficient number of shareholders in accordance with Brazilian law, as described in the F-4 Registration Statement, the Company determined not to proceed with the Stock Swap or the listing of the ADSs on the NYSE. The Company did not file a registration statement on Form 8-A under the Exchange Act to register its ADSs under Section 12(b) of the Exchange Act.

On January 3, 2007, the Company filed with the Commission a letter requesting the withdrawal of the F-4 Registration Statement, including all amendments and exhibits thereto, pursuant to Rule 477 under the Securities Act. The withdrawal of the F-4 Registration Statement was effective on January 16, 2007. The Company did not issue or sell and will not offer for exchange any Common Stock pursuant to the F-4 Registration Statement.

On April 10, 2007, the Company announced that it was considering a transaction wherein the Company would make concurrent public cash tender offers for all of the preferred shares of its subsidiaries, TNL and Telemar Norte Leste S.A. ("*Tmar*"); on April 20, 2007, the Company's Board of Directors approved the tender offers. TNL preferred shares currently trade in Brazil on the São Paulo Stock Exchange ("*Bovespa*") and, in the form of American depositary shares represented by American depositary receipts, on the NYSE under the symbol "TNE". Tmar preferred shares currently trade in Brazil on the *Bovespa*. The Company does not intend to offer any equity securities as consideration in the tender offer. The tender offer for the TNL preferred shares will be subject to Sections 14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder, including Rule 13e-3; the tender offer for the Tmar preferred shares will be subject to Section 14(e).

As of the date of the effectiveness of the F-4 Registration Statement, all of the outstanding common shares of the Company were held of record by a total of nine holders, all of whom are outside of the United States. As of the date of this letter, all of the outstanding common shares of the Company are held of record by a total of eight holders, all of whom are outside the United States. The change from nine record holders to eight record holders resulted from the creation of a holding company, Alutrens Participações S/A, by two of the Company's shareholders, Brasil Veículos Companhia de Seguros and Brasilcap Capitalização S.A., for the purpose of holding their shares in the Company. Such holders acquired the shares outside the United States without registration under the Securities Act in transactions exempt from the requirements of Section 5 of the Securities Act.

Because the Company's Common Stock and ADSs were never registered under Section 12(b) of the Exchange Act, the Company believes that it does not have any duty to file periodic reports pursuant to Section 13(a) of the Exchange Act. However, the Company is subject to the reporting obligations imposed under Section 15(d) of the Exchange Act. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. As noted above, at the beginning of the fiscal year ended December 31, 2006, the Common Stock was held of record by less than 300 persons resident in the United States. The Company continues to be held of record by less than 300 persons resident in the United States.

Although Exchange Act Rule 12h-3 provides that these requirements will be suspended immediately upon the filing of a Form 15 by any issuer with respect to a class of securities held of record by less than 300 persons resident in the United States, subsection (c) of Rule 12h-3 states that such rule is unavailable in any fiscal year in which such registration statement became effective. Thus, although all of the Company's common shares that are issued and outstanding are held of record by only eight shareholders, all of whom are located outside the United States and acquired the shares privately outside of the United States without registration under the Securities Act, Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3(b)(2)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the

fiscal year ending December 31, 2006, the fiscal year in which the F-4 Registration Statement became effective.

Discussion

We respectfully submit to the Staff that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Company to file any Section 13(a) periodic reports merely because the F-4 Registration Statement became effective during the fiscal year ending December 31, 2006.

The Commission has stated that "[t]he purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (October 5, 1983) (the "*Release*"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Id.

Even though the F-4 Registration Statement became effective, the Stock Swap was not conducted and the Company has requested and has been granted withdrawal of the F-4 Registration Statement pursuant to Rule 477 under the Securities Act. No securities of the Company were issued pursuant to the F-4 Registration Statement, nor are there any shareholders of the Company's securities in the United States. Therefore, because the Company does not currently have any "investing public" to which information about its activities in the fiscal year ending December 31, 2006 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Rule 12h-3 with respect to a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed...." Id. The Staff also has recognized in a number of circumstances substantially similar to the Company's circumstances (*i.e.*, where no securities were sold pursuant to an effective registration statement, the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act and the issuer represented that it would file certifications on Form 15 on or before the due date of its annual report), that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations, and accordingly has taken a no-action position similar to that requested herein. See, *e.g.*, CPA: 14 Holdings Inc, 2006 SEC No-Act. LEXIS 703 (December 11, 2006); Watchdata Technologies Ltd., 2006 SEC No-Act. LEXIS 525 (June 29, 2006); WaveRider Communications Inc., 2006 WL 871036

(March 31, 2006); Ivax Corporation, 2006 WL 659552 (March 10, 2006); Infiniti Solutions Ltd., 2005 WL 589914 (March 8, 2005); ATX Group, Inc., 2004 SEC No-Act. LEXIS 787 (October 15, 2004); Synetics Solutions, Inc. 2004 WL 2365043 (October 15, 2004); Engenio Information Technologies, Inc., 2004 WL 2152288 (September 13, 2004); NOMOS Corporation, 2002 WL 31626922 (November 12, 2002); NeoGenesis Pharmaceuticals, Inc. 2002 SEC No-Act. LEXIS 311 (April 1, 2002); OMP, Inc., 2001 SEC No-Act. LEXIS 442 (April 2, 2001); Enfinity Corporation, 1998 SEC No-Act. LEXIS 1012 (November 30, 1998); Coral Systems, Inc., 1997 SEC No-Act. LEXIS 481 (March 31, 1997); Vandalia National Corporation, 1995 SEC No-Act. LEXIS 475 (April 21, 1995); Professional Medical Products, Inc., 1994 SEC No-Act. LEXIS 539 (June 3, 1994); Central Point Software, Inc., 1992 SEC No-Act. LEXIS 842 (August 7, 1992); Bizmart, Inc., 1991 SEC No-Act. LEXIS 914 (July 23, 1991); CareNetwork, Inc., 1991 SEC No-Act. LEXIS 128 (January 30, 1991); York International Corp., 1990 SEC No-Act. LEXIS 621 (March 30, 1990); A1A Services Corporation, 1990 SEC No-Act. LEXIS 175 (February 6, 1990).

Similar to the situation in which the Commission granted relief in *CPA: 14 Holdings Inc*, we note for the information of the Staff that:

- no securities of the Company were sold pursuant to the F-4 Registration Statement;
- the F-4 Registration Statement has been withdrawn, effective on January 16, 2007;
- the Company is current in its filings under the Exchange Act, including current reports on Form 6-K; and
- the Company undertakes to file a Form 15 making appropriate claims pursuant to Rule 12h-3 under the Exchange Act no later than the filing deadline for its annual report for the year ended December 31, 2006.

In the Company's case, the burdens imposed by the application of Rule 12h-3(c) would clearly outweigh any benefits. The preparation and filing of periodic reports would impose a financial burden on the Company and would involve significant management effort. Because the Company has only eight shareholders, all of whom are located outside the United states and none of whom purchased common shares in a registered public offering in the United States, there is no investing public that will realize a benefit from requiring the Company to file periodic reports required by Section 13(a) of the Exchange Act. Furthermore, the intended "investing public" of the Company—if the Stock Swap had been consummated and if the Company's Common Stock had been issued—are the current shareholders of TNL, who continue to receive periodic reports pursuant to TNL's continuing reporting obligations under Section 13(a). Therefore, we

respectfully request that the Staff relieve the Company from the reporting requirements of Section 15(d) of the Exchange Act.

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed.

In light of the foregoing, we respectfully request on behalf of the Company that the Staff grant relief to the Company from the periodic reporting requirements and not recommend enforcement action to the Commission if the Company does not file an annual report on Form 20-F for the fiscal year in which the Company's F-4 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2006), or any other periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder.

Alternatively, for the same reasons set forth above, we request an exemption on behalf of the Company, pursuant to Section 12(h) of the Exchange Act, from the requirement to file such reports.

As required by Securities Act Release No. 33-6269, one original and seven copies of this letter are being submitted herewith. In addition, a copy of this letter is being submitted via email.

* * * * *

If the Staff has any questions concerning this request or requires additional information, please do not hesitate to contact Kevin Kelley (212-351-4022) or Jeffrey L. Kochian (212-351-3953) of Gibson, Dunn & Crutcher LLP. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter.

Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it to the undersigned in the self-addressed, stamped envelope provided.

Very truly yours,

Jeffrey L. Kochian

cc: Kevin W. Kelley, Gibson, Dunn & Crutcher LLP
José Augusto da Gama Figueira, Telemar Participações S.A.
Roberto Terziani, Tele Norte Leste Participações S.A.

Act: 1934
Section: 15(D)
Rule:
Public Availability: 6/20/2007

June 20, 2007

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

RE: Telemar Participações S.A.
Incoming letter dated June 12, 2007

Based on the facts presented, it is the Division's view that the effectiveness of Telemar Participações S.A. registration statement on Form F-4 during the fiscal year ending December 31, 2006 would not preclude Telemar from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement on Form F-4 and Telemar has withdrawn the registration statement pursuant to Rule 477 under the Securities Act of 1933. We assume that, consistent with the representations made in your letter, Telemar will file certifications on Form 15 making appropriate claims under Exchange Act Rule 12h-3 no later than the filing deadline for its annual report on Form 20-F for the fiscal year ended December 31, 2006.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michael Coco
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2007

Mr. Jeffrey L. Kochian
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193

Re: Telemar Participacoes S.A.

Dear Mr. Kochian:

In regard to your letter of June 12, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue New York, New York 10166-0193
(212) 351-4000
www.gibsondunn.com
JKochian@gibsondunn.com

RECEIVED
2007 JUN 18 PM 2:58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 12, 2007

Securities Exchange Act of 1934, Sections 12(h) and 15(d)
Securities Exchange Act of 1934, Rule 12h-3

Direct Dial
(212) 351-3953

Fax No.
(212) 351-5256

Client No.
C 92712-00007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Telemar Participações S.A.—No-Action Request (Commission File No. 333-133992)*

Ladies and Gentlemen:

On behalf of our client, Telemar Participações S.A., a *sociedade anônima* organized under the laws of the Federative Republic of Brazil (the "*Company*"), we seek the concurrence of the staff of the Division of Corporation Finance (the "*Staff*") that it will not recommend enforcement action to the Securities and Exchange Commission (the "*Commission*") if the Company takes the view that the effectiveness of the Company's registration statement on Form F-4 during the fiscal year ending December 31, 2006 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to suspend the Company's duty to file with the Commission periodic reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Company's registration statement on Form F-4 became effective (i.e., the fiscal year ended December 31, 2006). Alternatively, we request an exemption for the Company from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

Background

On May 11, 2006, the Company filed a registration statement on Form F-4 (File No. 333-133992), as most recently amended on September 28, 2006 (the "*F-4 Registration Statement*"), pursuant to which the Company registered 6,466,338,038 shares of common stock (the "*Common Stock*") for "sale" under the Securities Act of 1933, as amended (the "*Securities Act*"). The

Common Stock was to be exchanged for preferred stock of a subsidiary of the Company, Tele Norte Leste Participações S.A., a *sociedade anônima* organized under laws of the Federative Republic of Brazil (the "*TNL*"), pursuant to an *incorporação de ações* (the "*Stock Swap*") to be implemented under Brazilian corporate law. TNL is a reporting company in the United States (File No. 001-14487). The F-4 Registration Statement was declared effective by the Commission on September 29, 2006.

The Company also filed a registration statement on Form F-6 under the Securities Act on October 3, 2006 (File No. 333-137760) (the "*F-6 Registration Statement*"), registering 100,000,000 American depositary shares (representing Common Stock) represented by American depositary receipts (the "*ADSs*") which the Company planned to list on the New York Stock Exchange (the "*NYSE*"). The F-6 Registration Statement has not been declared effective. On May 15, 2007, the Company filed with the Commission a letter requesting the withdrawal of the F-6 Registration Statement, including all amendments and exhibits thereto, pursuant to Rule 477 under the Securities Act. The withdrawal of the F-6 Registration Statement was effective as of May 15, 2007.

In addition, the Company had planned to conduct an offering of securities concurrently with the completion of the Stock Swap. As such, the Company filed a registration statement on Form F-1 (File No. 333-133994) on May 11, 2006, as amended July 27, 2006 (the "*F-1 Registration Statement*"). However, due to unfavorable market conditions, the Company elected not to proceed with the offering. On September 26, 2006, the Company filed with the Commission a letter requesting the withdrawal of the F-1 Registration Statement, including all amendments and exhibits thereto, pursuant to Rule 477 under the Securities Act. The withdrawal of the F-1 Registration Statement was effective as of September 26, 2006. There was no circulation of preliminary prospectuses in connection with the proposed offering, the F-1 Registration Statement was not declared effective by the Commission and none of the Company's securities were sold pursuant to the F-1 Registration Statement.

Because, the Stock Swap was not approved by a sufficient number of shareholders in accordance with Brazilian law, as described in the F-4 Registration Statement, the Company determined not to proceed with the Stock Swap or the listing of the ADSs on the NYSE. The Company did not file a registration statement on Form 8-A under the Exchange Act to register its ADSs under Section 12(b) of the Exchange Act.

On January 3, 2007, the Company filed with the Commission a letter requesting the withdrawal of the F-4 Registration Statement, including all amendments and exhibits thereto, pursuant to Rule 477 under the Securities Act. The withdrawal of the F-4 Registration Statement was effective on January 16, 2007. The Company did not issue or sell and will not offer for exchange any Common Stock pursuant to the F-4 Registration Statement.

On April 10, 2007, the Company announced that it was considering a transaction wherein the Company would make concurrent public cash tender offers for all of the preferred shares of its subsidiaries, TNL and Telemar Norte Leste S.A. ("*Tmar*"); on April 20, 2007, the Company's Board of Directors approved the tender offers. TNL preferred shares currently trade in Brazil on the São Paulo Stock Exchange ("*Bovespa*") and, in the form of American depositary shares represented by American depositary receipts, on the NYSE under the symbol "TNE". Tmar preferred shares currently trade in Brazil on the *Bovespa*. The Company does not intend to offer any equity securities as consideration in the tender offer. The tender offer for the TNL preferred shares will be subject to Sections 14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder, including Rule 13e-3; the tender offer for the Tmar preferred shares will be subject to Section 14(e).

As of the date of the effectiveness of the F-4 Registration Statement, all of the outstanding common shares of the Company were held of record by a total of nine holders, all of whom are outside of the United States. As of the date of this letter, all of the outstanding common shares of the Company are held of record by a total of eight holders, all of whom are outside the United States. The change from nine record holders to eight record holders resulted from the creation of a holding company, Alutrens Participações S/A, by two of the Company's shareholders, Brasil Veículos Companhia de Seguros and Brasilcap Capitalização S.A., for the purpose of holding their shares in the Company. Such holders acquired the shares outside the United States without registration under the Securities Act in transactions exempt from the requirements of Section 5 of the Securities Act.

Because the Company's Common Stock and ADSs were never registered under Section 12(b) of the Exchange Act, the Company believes that it does not have any duty to file periodic reports pursuant to Section 13(a) of the Exchange Act. However, the Company is subject to the reporting obligations imposed under Section 15(d) of the Exchange Act. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. As noted above, at the beginning of the fiscal year ended December 31, 2006, the Common Stock was held of record by less than 300 persons resident in the United States. The Company continues to be held of record by less than 300 persons resident in the United States.

Although Exchange Act Rule 12h-3 provides that these requirements will be suspended immediately upon the filing of a Form 15 by any issuer with respect to a class of securities held of record by less than 300 persons resident in the United States, subsection (c) of Rule 12h-3 states that such rule is unavailable in any fiscal year in which such registration statement became effective. Thus, although all of the Company's common shares that are issued and outstanding are held of record by only eight shareholders, all of whom are located outside the United States and acquired the shares privately outside of the United States without registration under the Securities Act, Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3(b)(2)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the

fiscal year ending December 31, 2006, the fiscal year in which the F-4 Registration Statement became effective.

Discussion

We respectfully submit to the Staff that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Company to file any Section 13(a) periodic reports merely because the F-4 Registration Statement became effective during the fiscal year ending December 31, 2006.

The Commission has stated that "[t]he purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (October 5, 1983) (the "*Release*"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Id.

Even though the F-4 Registration Statement became effective, the Stock Swap was not conducted and the Company has requested and has been granted withdrawal of the F-4 Registration Statement pursuant to Rule 477 under the Securities Act. No securities of the Company were issued pursuant to the F-4 Registration Statement, nor are there any shareholders of the Company's securities in the United States. Therefore, because the Company does not currently have any "investing public" to which information about its activities in the fiscal year ending December 31, 2006 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Rule 12h-3 with respect to a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed...." Id. The Staff also has recognized in a number of circumstances substantially similar to the Company's circumstances (*i.e.*, where no securities were sold pursuant to an effective registration statement, the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act and the issuer represented that it would file certifications on Form 15 on or before the due date of its annual report), that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations, and accordingly has taken a no-action position similar to that requested herein. See, *e.g.*, CPA: 14 Holdings Inc, 2006 SEC No-Act. LEXIS 703 (December 11, 2006); Watchdata Technologies Ltd., 2006 SEC No-Act. LEXIS 525 (June 29, 2006); WaveRider Communications Inc., 2006 WL 871036

(March 31, 2006); Ivax Corporation, 2006 WL 659552 (March 10, 2006); Infiniti Solutions Ltd., 2005 WL 589914 (March 8, 2005); ATX Group, Inc., 2004 SEC No-Act. LEXIS 787 (October 15, 2004); Synetics Solutions, Inc. 2004 WL 2365043 (October 15, 2004); Engenio Information Technologies, Inc., 2004 WL 2152288 (September 13, 2004); NOMOS Corporation, 2002 WL 31626922 (November 12, 2002); NeoGenesis Pharmaceuticals, Inc. 2002 SEC No-Act. LEXIS 311 (April 1, 2002); OMP, Inc., 2001 SEC No-Act. LEXIS 442 (April 2, 2001); Enfinity Corporation, 1998 SEC No-Act. LEXIS 1012 (November 30, 1998); Coral Systems, Inc., 1997 SEC No-Act. LEXIS 481 (March 31, 1997); Vandalia National Corporation, 1995 SEC No-Act. LEXIS 475 (April 21, 1995); Professional Medical Products, Inc., 1994 SEC No-Act. LEXIS 539 (June 3, 1994); Central Point Software, Inc., 1992 SEC No-Act. LEXIS 842 (August 7, 1992); Bizmart, Inc., 1991 SEC No-Act. LEXIS 914 (July 23, 1991); CareNetwork, Inc., 1991 SEC No-Act. LEXIS 128 (January 30, 1991); York International Corp., 1990 SEC No-Act. LEXIS 621 (March 30, 1990); A1A Services Corporation, 1990 SEC No-Act. LEXIS 175 (February 6, 1990).

Similar to the situation in which the Commission granted relief in *CPA: 14 Holdings Inc*, we note for the information of the Staff that:

- no securities of the Company were sold pursuant to the F-4 Registration Statement;
- the F-4 Registration Statement has been withdrawn, effective on January 16, 2007;
- the Company is current in its filings under the Exchange Act, including current reports on Form 6-K; and
- the Company undertakes to file a Form 15 making appropriate claims pursuant to Rule 12h-3 under the Exchange Act no later than the filing deadline for its annual report for the year ended December 31, 2006.

In the Company's case, the burdens imposed by the application of Rule 12h-3(c) would clearly outweigh any benefits. The preparation and filing of periodic reports would impose a financial burden on the Company and would involve significant management effort. Because the Company has only eight shareholders, all of whom are located outside the United states and none of whom purchased common shares in a registered public offering in the United States, there is no investing public that will realize a benefit from requiring the Company to file periodic reports required by Section 13(a) of the Exchange Act. Furthermore, the intended "investing public" of the Company—if the Stock Swap had been consummated and if the Company's Common Stock had been issued—are the current shareholders of TNL, who continue to receive periodic reports pursuant to TNL's continuing reporting obligations under Section 13(a). Therefore, we

respectfully request that the Staff relieve the Company from the reporting requirements of Section 15(d) of the Exchange Act.

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed.

In light of the foregoing, we respectfully request on behalf of the Company that the Staff grant relief to the Company from the periodic reporting requirements and not recommend enforcement action to the Commission if the Company does not file an annual report on Form 20-F for the fiscal year in which the Company's F-4 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2006), or any other periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder.

Alternatively, for the same reasons set forth above, we request an exemption on behalf of the Company, pursuant to Section 12(h) of the Exchange Act, from the requirement to file such reports.

As required by Securities Act Release No. 33-6269, one original and seven copies of this letter are being submitted herewith. In addition, a copy of this letter is being submitted via email.

* * * * *

If the Staff has any questions concerning this request or requires additional information, please do not hesitate to contact Kevin Kelley (212-351-4022) or Jeffrey L. Kochian (212-351-3953) of Gibson, Dunn & Crutcher LLP. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter.

Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it to the undersigned in the self-addressed, stamped envelope provided.

Very truly yours,

Jeffrey L. Kochian

cc: Kevin W. Kelley, Gibson, Dunn & Crutcher LLP
José Augusto da Gama Figueira, Telemar Participações S.A.
Roberto Terziani, Tele Norte Leste Participações S.A.

DC

Act: 1934
Section: 12(h)
Rule:
Public Availability: 6/20/2007

June 20, 2007

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

RE: Telemar Participações S.A.
Incoming letter dated June 12, 2007

Based on the facts presented, it is the Division's view that the effectiveness of Telemar Participações S.A. registration statement on Form F-4 during the fiscal year ending December 31, 2006 would not preclude Telemar from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement on Form F-4 and Telemar has withdrawn the registration statement pursuant to Rule 477 under the Securities Act of 1933. We assume that, consistent with the representations made in your letter, Telemar will file certifications on Form 15 making appropriate claims under Exchange Act Rule 12h-3 no later than the filing deadline for its annual report on Form 20-F for the fiscal year ended December 31, 2006.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michael Coco
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2007

Mr. Jeffrey L. Kochian
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193

Re: Telemar Participacoes S.A.

Dear Mr. Kochian:

In regard to your letter of June 12, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue New York, New York 10166-0193
(212) 351-4000
www.gibsondunn.com
JKochian@gibsondunn.com

RECEIVED
2007 JUN 18 PM 2:57
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 12, 2007

Securities Exchange Act of 1934, Sections 12(h) and 15(d)
Securities Exchange Act of 1934, Rule 12h-3

Direct Dial
(212) 351-3953

Fax No.
(212) 351-5256

Client No.
C 92712-00007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Telemar Participações S.A.—No-Action Request (Commission File No. 333-133992)*

Ladies and Gentlemen:

On behalf of our client, Telemar Participações S.A., a *sociedade anônima* organized under the laws of the Federative Republic of Brazil (the "*Company*"), we seek the concurrence of the staff of the Division of Corporation Finance (the "*Staff*") that it will not recommend enforcement action to the Securities and Exchange Commission (the "*Commission*") if the Company takes the view that the effectiveness of the Company's registration statement on Form F-4 during the fiscal year ending December 31, 2006 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to suspend the Company's duty to file with the Commission periodic reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Company's registration statement on Form F-4 became effective (i.e., the fiscal year ended December 31, 2006). Alternatively, we request an exemption for the Company from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

Background

On May 11, 2006, the Company filed a registration statement on Form F-4 (File No. 333-133992), as most recently amended on September 28, 2006 (the "*F-4 Registration Statement*"), pursuant to which the Company registered 6,466,338,038 shares of common stock (the "*Common Stock*") for "sale" under the Securities Act of 1933, as amended (the "*Securities Act*"). The

Common Stock was to be exchanged for preferred stock of a subsidiary of the Company, Tele Norte Leste Participações S.A., a *sociedade anônima* organized under laws of the Federative Republic of Brazil (the "*TNL*"), pursuant to an *incorporação de ações* (the "*Stock Swap*") to be implemented under Brazilian corporate law. TNL is a reporting company in the United States (File No. 001-14487). The F-4 Registration Statement was declared effective by the Commission on September 29, 2006.

The Company also filed a registration statement on Form F-6 under the Securities Act on October 3, 2006 (File No. 333-137760) (the "*F-6 Registration Statement*"), registering 100,000,000 American depositary shares (representing Common Stock) represented by American depositary receipts (the "*ADSs*") which the Company planned to list on the New York Stock Exchange (the "*NYSE*"). The F-6 Registration Statement has not been declared effective. On May 15, 2007, the Company filed with the Commission a letter requesting the withdrawal of the F-6 Registration Statement, including all amendments and exhibits thereto, pursuant to Rule 477 under the Securities Act. The withdrawal of the F-6 Registration Statement was effective as of May 15, 2007.

In addition, the Company had planned to conduct an offering of securities concurrently with the completion of the Stock Swap. As such, the Company filed a registration statement on Form F-1 (File No. 333-133994) on May 11, 2006, as amended July 27, 2006 (the "*F-1 Registration Statement*"). However, due to unfavorable market conditions, the Company elected not to proceed with the offering. On September 26, 2006, the Company filed with the Commission a letter requesting the withdrawal of the F-1 Registration Statement, including all amendments and exhibits thereto, pursuant to Rule 477 under the Securities Act. The withdrawal of the F-1 Registration Statement was effective as of September 26, 2006. There was no circulation of preliminary prospectuses in connection with the proposed offering, the F-1 Registration Statement was not declared effective by the Commission and none of the Company's securities were sold pursuant to the F-1 Registration Statement.

Because, the Stock Swap was not approved by a sufficient number of shareholders in accordance with Brazilian law, as described in the F-4 Registration Statement, the Company determined not to proceed with the Stock Swap or the listing of the ADSs on the NYSE. The Company did not file a registration statement on Form 8-A under the Exchange Act to register its ADSs under Section 12(b) of the Exchange Act.

On January 3, 2007, the Company filed with the Commission a letter requesting the withdrawal of the F-4 Registration Statement, including all amendments and exhibits thereto, pursuant to Rule 477 under the Securities Act. The withdrawal of the F-4 Registration Statement was effective on January 16, 2007. The Company did not issue or sell and will not offer for exchange any Common Stock pursuant to the F-4 Registration Statement.

On April 10, 2007, the Company announced that it was considering a transaction wherein the Company would make concurrent public cash tender offers for all of the preferred shares of its subsidiaries, TNL and Telemar Norte Leste S.A. ("*Tmar*"); on April 20, 2007, the Company's Board of Directors approved the tender offers. TNL preferred shares currently trade in Brazil on the São Paulo Stock Exchange ("*Bovespa*") and, in the form of American depositary shares represented by American depositary receipts, on the NYSE under the symbol "TNE". Tmar preferred shares currently trade in Brazil on the *Bovespa*. The Company does not intend to offer any equity securities as consideration in the tender offer. The tender offer for the TNL preferred shares will be subject to Sections 14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder, including Rule 13e-3; the tender offer for the Tmar preferred shares will be subject to Section 14(e).

As of the date of the effectiveness of the F-4 Registration Statement, all of the outstanding common shares of the Company were held of record by a total of nine holders, all of whom are outside of the United States. As of the date of this letter, all of the outstanding common shares of the Company are held of record by a total of eight holders, all of whom are outside the United States. The change from nine record holders to eight record holders resulted from the creation of a holding company, Alutrens Participações S/A, by two of the Company's shareholders, Brasil Veículos Companhia de Seguros and Brasilcap Capitalização S.A., for the purpose of holding their shares in the Company. Such holders acquired the shares outside the United States without registration under the Securities Act in transactions exempt from the requirements of Section 5 of the Securities Act.

Because the Company's Common Stock and ADSs were never registered under Section 12(b) of the Exchange Act, the Company believes that it does not have any duty to file periodic reports pursuant to Section 13(a) of the Exchange Act. However, the Company is subject to the reporting obligations imposed under Section 15(d) of the Exchange Act. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. As noted above, at the beginning of the fiscal year ended December 31, 2006, the Common Stock was held of record by less than 300 persons resident in the United States. The Company continues to be held of record by less than 300 persons resident in the United States.

Although Exchange Act Rule 12h-3 provides that these requirements will be suspended immediately upon the filing of a Form 15 by any issuer with respect to a class of securities held of record by less than 300 persons resident in the United States, subsection (c) of Rule 12h-3 states that such rule is unavailable in any fiscal year in which such registration statement became effective. Thus, although all of the Company's common shares that are issued and outstanding are held of record by only eight shareholders, all of whom are located outside the United States and acquired the shares privately outside of the United States without registration under the Securities Act, Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3(b)(2)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the

fiscal year ending December 31, 2006, the fiscal year in which the F-4 Registration Statement became effective.

Discussion

We respectfully submit to the Staff that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Company to file any Section 13(a) periodic reports merely because the F-4 Registration Statement became effective during the fiscal year ending December 31, 2006.

The Commission has stated that "[t]he purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (October 5, 1983) (the "*Release*"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Id.

Even though the F-4 Registration Statement became effective, the Stock Swap was not conducted and the Company has requested and has been granted withdrawal of the F-4 Registration Statement pursuant to Rule 477 under the Securities Act. No securities of the Company were issued pursuant to the F-4 Registration Statement, nor are there any shareholders of the Company's securities in the United States. Therefore, because the Company does not currently have any "investing public" to which information about its activities in the fiscal year ending December 31, 2006 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Rule 12h-3 with respect to a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed...." Id. The Staff also has recognized in a number of circumstances substantially similar to the Company's circumstances (*i.e.*, where no securities were sold pursuant to an effective registration statement, the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act and the issuer represented that it would file certifications on Form 15 on or before the due date of its annual report), that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations, and accordingly has taken a no-action position similar to that requested herein. See, *e.g.*, CPA: 14 Holdings Inc, 2006 SEC No-Act. LEXIS 703 (December 11, 2006); Watchdata Technologies Ltd., 2006 SEC No-Act. LEXIS 525 (June 29, 2006); WaveRider Communications Inc., 2006 WL 871036

(March 31, 2006); Ivax Corporation, 2006 WL 659552 (March 10, 2006); Infiniti Solutions Ltd., 2005 WL 589914 (March 8, 2005); ATX Group, Inc., 2004 SEC No-Act. LEXIS 787 (October 15, 2004); Synetics Solutions, Inc. 2004 WL 2365043 (October 15, 2004); Engenio Information Technologies, Inc., 2004 WL 2152288 (September 13, 2004); NOMOS Corporation, 2002 WL 31626922 (November 12, 2002); NeoGenesis Pharmaceuticals, Inc. 2002 SEC No-Act. LEXIS 311 (April 1, 2002); OMP, Inc., 2001 SEC No-Act. LEXIS 442 (April 2, 2001); Enfinity Corporation, 1998 SEC No-Act. LEXIS 1012 (November 30, 1998); Coral Systems, Inc., 1997 SEC No-Act. LEXIS 481 (March 31, 1997); Vandalia National Corporation, 1995 SEC No-Act. LEXIS 475 (April 21, 1995); Professional Medical Products, Inc., 1994 SEC No-Act. LEXIS 539 (June 3, 1994); Central Point Software, Inc., 1992 SEC No-Act. LEXIS 842 (August 7, 1992); Bizmart, Inc., 1991 SEC No-Act. LEXIS 914 (July 23, 1991); CareNetwork, Inc., 1991 SEC No-Act. LEXIS 128 (January 30, 1991); York International Corp., 1990 SEC No-Act. LEXIS 621 (March 30, 1990); A1A Services Corporation, 1990 SEC No-Act. LEXIS 175 (February 6, 1990).

Similar to the situation in which the Commission granted relief in *CPA: 14 Holdings Inc*, we note for the information of the Staff that:

- no securities of the Company were sold pursuant to the F-4 Registration Statement;

- the F-4 Registration Statement has been withdrawn, effective on January 16, 2007;

- the Company is current in its filings under the Exchange Act, including current reports on Form 6-K; and

- the Company undertakes to file a Form 15 making appropriate claims pursuant to Rule 12h-3 under the Exchange Act no later than the filing deadline for its annual report for the year ended December 31, 2006.

In the Company's case, the burdens imposed by the application of Rule 12h-3(c) would clearly outweigh any benefits. The preparation and filing of periodic reports would impose a financial burden on the Company and would involve significant management effort. Because the Company has only eight shareholders, all of whom are located outside the United states and none of whom purchased common shares in a registered public offering in the United States, there is no investing public that will realize a benefit from requiring the Company to file periodic reports required by Section 13(a) of the Exchange Act. Furthermore, the intended "investing public" of the Company—if the Stock Swap had been consummated and if the Company's Common Stock had been issued—are the current shareholders of TNL, who continue to receive periodic reports pursuant to TNL's continuing reporting obligations under Section 13(a). Therefore, we

respectfully request that the Staff relieve the Company from the reporting requirements of Section 15(d) of the Exchange Act.

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed.

In light of the foregoing, we respectfully request on behalf of the Company that the Staff grant relief to the Company from the periodic reporting requirements and not recommend enforcement action to the Commission if the Company does not file an annual report on Form 20-F for the fiscal year in which the Company's F-4 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2006), or any other periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder.

Alternatively, for the same reasons set forth above, we request an exemption on behalf of the Company, pursuant to Section 12(h) of the Exchange Act, from the requirement to file such reports.

As required by Securities Act Release No. 33-6269, one original and seven copies of this letter are being submitted herewith. In addition, a copy of this letter is being submitted via email.

* * * * *

If the Staff has any questions concerning this request or requires additional information, please do not hesitate to contact Kevin Kelley (212-351-4022) or Jeffrey L. Kochian (212-351-3953) of Gibson, Dunn & Crutcher LLP. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter.

Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it to the undersigned in the self-addressed, stamped envelope provided.

Very truly yours,

Jeffrey L. Kochian

cc: Kevin W. Kelley, Gibson, Dunn & Crutcher LLP
José Augusto da Gama Figueira, Telemar Participações S.A.
Roberto Terziani, Tele Norte Leste Participações S.A.

END